Exhibit 99.1

NYSE: FSM | TSX: FVI www.fortunasilver.com	NEWS RELEASE

Fortuna reports 2020 full year production of 11.3 million silver equivalent ounces and issues 2021 guidance

Vancouver, January 19, 2021 – Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) reports production results for the fourth quarter and full year 2020 from its three operating mines in Latin America, the San Jose Mine in Mexico, the Caylloma Mine in Peru, and the Lindero Mine in Argentina. For the full year 2020, the Company produced 7,133,717 ounces of silver and 55,349 ounces of gold or 11.3 million silver equivalent1 ounces. The Company withdrew its production and cost guidance for 2020 in early April due to the COVID-19 pandemic and the temporary shutdown of operations mandated by governments in Mexico and Argentina (refer to Fortuna news release dated April 2, 2020 ). Due to the uncertainties related to the impact caused by COVID-19 constraints on Fortuna’s business and operations, the Company chose not to issue a revised guidance when operations and activities re-started in Mexico and Argentina.

2020 Consolidated Production Highlights

•	Silver production of 7,133,717 ounces; 19 percent decrease over 2019
•	Gold production of 55,349 ounces; 10 percent increase over 2019
•	Lead production of 29,627,923 pounds; 3 percent increase over 2019
•	Zinc production of 45,545,299 pounds; in line with 2019
•	Cash cost[2] for San Jose is US$69.4/t
•	Cash cost[2] for Caylloma is US$81.8/t

2021 Consolidated Production Guidance Highlights

•	Gold production of between 178 to 202 thousand ounces; a projected increase of between 322 to 365 percent over 2020
•	Silver production of between 6.8 to 7.6 million ounces; a projected decrease of 5 percent over 2020 to a projected increase of 7 percent over 2020
•	Gold equivalent[1] production of between 267 to 302 thousand ounces; a projected increase of between 79 to 103 percent over 2020

2020 Consolidated Operating Highlights

	Fourth Quarter 2020				Full Year 2020
	Caylloma, Peru	San Jose, Mexico	Lindero, Argentina	Consolidated	Caylloma[6], Peru	San Jose[7], Mexico	Lindero[8], Argentina	Consolidated
OPERATIONAL FIGURES
Tonnes milled	136,132	272,179	-	-	510,047	934,381	-	-
Average tpd milled	1,530	3,024	-	-	1,433	2,647	-	-
Ore placed on pad[3] (t)	-	-	950,000	-	-	-	1,610,000	-
SILVER[4]
Grade (g/t)	73	206	-	-	72	224	-	-
Recovery (%)	82.3	91.42	-	-	81.91	91.52	-	-
Production (oz)	263,921	1,648,816	-	1,912,737	968,111	6,165,606	-	7,133,717
GOLD
Grade (g/t)	0.60	1.26	1.13	-	0.41	1.38	1.00	-
Gold placed on pad[3] (oz)	-	-	34,000	-	-	-	52,000	-
Recovery (%)	69.27	91.27	-	-	60.56	91.34	-	-
Production (oz)	1,827	10,095	13,435	25,357	4,109	37,805	13,435	55,349
LEAD
Grade (%)	3.16	-	-	-	3.00	-	-	-
Recovery (%)	88.94	-	-	-	87.81	-	-	-
Production (lbs)	8,426,068	-	-	8,426,068	29,627,923	-	-	29,627,923
ZINC
Grade (%)	4.69	-	-	-	4.61	-	-	-
Recovery (%)	88.25	-	-	-	87.91	-	-	-
Production (lbs)	12,434,072	-	-	12,434,072	45,545,299	-	-	45,545,299

Notes:

1.	Silver and gold equivalent production does not include lead or zinc, and is calculated using silver to gold ratio of 76 to 1
2.	Preliminary estimates of cash operating costs per tonne are subject to modification on final cost consolidation
3.	Lindero tonnes and gold grade are estimated using grade control sampling of blast holes; numbers are reported to the nearest ten thousand for tonnes and thousand for gold ounces
4.	Metallurgical recovery for silver at the Caylloma Mine is calculated based on silver content in lead concentrate
5.	Totals may not add due to rounding
6.	Production for the full year was not impacted despite government mandated restrictions and the implementation of Company protocols related to COVID-19

7. Production for 2020 was impacted by a 54-day government mandated suspension in the second quarter in response to the COVID-19 pandemic

8.	Construction activities and pre-production in 2020 was severely impacted by a government mandated suspension of operations for more than half of the second quarter of 2020 in response to the COVID-19 pandemic. Production numbers refer to ounces generated from pre-production activities

San Jose Mine, Mexico

The San Jose Mine produced 1,648,816 ounces of silver and 10,095 ounces of gold in the fourth quarter of 2020 with average head grades for silver and gold of 206 g/t and 1.26 g/t, respectively. Silver and gold production for the full year totaled 6,165,606 ounces and 37,805 ounces, respectively. Average head grades for silver and gold for the year were 224 g/t and 1.38 g/t, respectively.

Production for the full year was impacted by a 54-day government mandated suspension in the second quarter of 2020 related to the COVID-19 pandemic (refer to Fortuna news release dated May 26, 2020).

Caylloma Mine, Peru

In the fourth quarter of 2020, the Caylloma Mine produced 263,921 ounces of silver with an average head grade of 73 g/t. Silver production for the full year 2020 totaled 968,111 ounces, an increase of 3 percent over 2019, with an average head grade of 72 g/t.

Gold production for the fourth quarter of 2020 was 1,827 ounces with an average head grade of 0.60 g/t. Gold production for the full year 2020 totaled 4,109 ounces, an increase of 150 percent over 2019, with an average head grade of 0.41 g/t. Gold production was positively impacted by unusual higher head grades compared to the reserve model at the Animas NE vein. The exploration team is carrying out work to understand the occurrence and controls of these higher-grade zones that can carry gold grades as high as 10 g/t.

Lead and zinc production for the fourth quarter of 2020 was 8,426,068 pounds and 12,434,072 pounds with average head grades for lead and zinc of 3.16% and 4.69%, respectively. Base metal production for the full year totaled 45,545,299 pounds of zinc, in line with production in 2019, and 29,627,923 pounds of lead, an increase of 3 percent over 2019. Average head grades for lead and zinc for the year were 3.00% and 4.61%, respectively.

Production for the full year was not impacted despite government mandated restrictions, the implementation of Company protocols related to COVID-19 (refer to Fortuna news release dated March 17, 2020), and a voluntary three-week suspension of operations in July (refer to Fortuna news release dated July 28, 2020).

Lindero Mine, Argentina

In the fourth quarter of 2020, a total of 950,000 tonnes of ore were placed on the heap leach pad averaging 1.13 g/t gold, containing an estimated 34,000 ounces of gold. First gold was poured at Lindero in October 2020, and doré production for the fourth quarter of 2020 was 13,435 ounces of gold. For full year 2020, a total of 1.61 million tonnes of ore have been placed on the heap leach pad averaging 1.00 g/t gold, containing an estimated 52,000 ounces of gold.

	Fourth Quarter 2020	Full Year 2020
OPERATIONAL FIGURES
Ore mined[1] (t)	1,900,000	3,780,000
Waste mined[1] (t)	1,580,000	3,900,000
Total mined[1] (t)	3,490,000	7,760,000
Strip ratio (waste to ore)	0.83	1.05
Average crushing throughput (tpd)	10,406	8,831
Ore placed on leach pad[1] (t)	950,000	1,610,000
Ore placed grade[1] (g/t)	1.13	1.00
Gold produced (oz)	13,435	13,435
Gold sold (oz)	10,935	10,935

Note:

1.	Lindero tonnes and gold grade are estimated using grade control sampling of blast holes; numbers are reported to the nearest ten thousand for tonnes and thousand for gold ounces

The table below details material movements from the pit as estimated from the grade control model versus the Mineral Reserve block model for the fourth quarter of 2020. Reconciliation of the estimate indicates a good correlation with 3.9 percent more gold ounces mined than predicted and gold grade in line with expectation.

Material	Parameter	Grade Control Model[1,3]	Mineral Reserve Model[2,3]	Difference
Mineral	Tonnes	1,900,000	1,820,000	4.4%
	Gold (g/t)	0.86	0.86	0%
	Gold (oz)	53,000	51,000	3.9%
Waste	Tonnes	1,580,000	1,660,000	-4.8%

Notes:

1.	Grade control model numbers are based on estimates from blast holes
2.	Mineral Reserve model numbers are based on the Mineral Reserve estimates as of March 31, 2019 (refer to Fortuna news release dated April 4, 2019). See also the Technical Report entitled “Fortuna Silver Mines Inc.: Lindero Property, Salta Province, Argentina” with an effective date of October 31, 2017 prepared by Eric Chapman, Edwin Gutierrez, Geoff Allard, and Denys Parra Murrugarra. The updated Mineral Reserve estimate does not materially change the information presented in the Technical Report.
3.	Based on a gold cut-off grade of 0.27 g/t

Gold production and Sales

The Company produced 13,435 ounces of gold in 2020, which is in line with its revised production forecast of between 13,000 to 15,000 ounces (refer to Fortuna news release dated November 12, 2020). Sales for the year totaled 10,935 ounces.

Mining

A total of 3.78 million tonnes of ore were mined in 2020 at a strip ratio of 1.05:1. Mining and equipment performance are in line with design parameters and support the operation´s processing capacity of 18,750 tonnes per day.

Processing

During 2020, a total of 1.6 million tonnes of coarse ore were placed on the heap leach pad at an average gold head grade of 1.00 g/t containing a total of 52,000 ounces of gold. Average ore crushing throughput rate for the year was 8,831 tonnes per day. Recovery of gold from the heap leach was in line with expectations based on metallurgical testing of coarse ore with an estimated 16,687 ounces of gold leached as of December 31, 2020.

In the fourth quarter of 2020, primary and secondary crusher throughput averaged 10,406 tonnes per day with the ramp up schedule progressing according to plan, achieving 75 percent of the 18,750 tonnes per day design capacity in December 2020. The operation is fine-tuning the crushing system with a focus on screens, chutes, and belt conveyors in order to ramp up crushing throughput to the design capacity.

Commissioning of the HPGR, agglomeration plant, and stacking system was completed in mid-December with all systems in the ramp up phase. The operation is transitioning from placing coarse ore on the heap leach pad with trucks to placing tertiary crushed ore via the stacking system, which is expected to increase heap gold recovery from an estimated 50 percent to 78 percent over a 90-day period based on metallurgical column test results.

The SART plant was commissioned in mid-December and the ramp up phase commenced with the circulation of 80 cubic meters per hour of pregnant solution, approximately 20 percent of design capacity. Once design parameters are achieved, copper concentration in the pregnant solution will be reduced allowing the ADR plant to operate at design parameters.

The Company expects the ramp up phase of the entire processing circuit to be completed in the first quarter of 2021.

Construction and Sustaining capital

Construction at Lindero is substantially complete as of the end of December 2020 with construction capital expenditures projected to be within the US$320 million guidance (refer to Fortuna news release dated May 8, 2020), including remaining capital expenditures of US$2.0 million to be allocated to finalize construction of ancillary facilities and to commissioning activities. During 2020, sustaining capital of US$1.7 million was spent mainly on the purchase of spare parts for major equipment.

2021 Consolidated Production and Cost Guidance

The Company’s production and cost guidance set out below for 2021 assumes that operations will continue during the year without any major interruptions related to COVID-19. At each of our mine sites, health protocols are in place for control, isolation and quarantine, as necessary, and these continue to be reviewed and adjusted accordingly based on the circumstances at each location. The Company’s focus is the health and safety of the workforce and on measures to prevent and manage the transmission of COVID-19 amongst the workforce and the communities in which Fortuna operates.

Mine	Silver (Moz)	Gold (koz)	Lead (Mlbs)	Zinc (Mlbs)	Cash Cost	AISC[1]
SILVER					(US$/t)	(US$/oz Ag Eq)
San Jose, Mexico	5.8 - 6.5	38 - 42	-	-	68 - 75	12.2 – 14.5
Caylloma, Peru	1.0 - 1.1	-	29 - 32	44 - 49	85 - 93	19.4 – 23.0
GOLD					(US$/oz Au)	(US$/oz Au)
Lindero, Argentina	-	140 - 160	-	-	365 - 430[3]	730 - 860[3]
CONSOLIDATED TOTAL	6.8 - 7.6	178 - 202	29 - 32	44 - 49

Notes:

1.	All-in sustaining cost (AISC) is a non-GAAP financial measure, refer to Forward-looking Statements regarding non-GAAP financial measures at the end of this news release; AISC includes production cash cost, commercial and government royalties, mining tax, export duties (as applicable), worker’s participation (as applicable), subsidiary G&A, sustaining capital expenditures, and Brownfields exploration and is estimated at metal prices of US$1,800/oz Au, US$22/oz Ag, US$1,900/t Pb, and US$2,300/t Zn
2.	Totals may not add due to rounding
3.	Refer to Lindero Mine Cost Guidance section in 2021 Guidance Highlights below

2021 Guidance Highlights

San Jose Mine, Mexico

At the San Jose Mine, the operation plans to process 1.13 million tonnes averaging 196 g/t Ag and 1.26 g/t Au. Capital investment is estimated at US$23.4 million, including US$13.4 million for sustaining capital expenditures and US$10.0 million for Brownfields exploration programs.

Major sustaining capital investment projects include:

•	Mine development:	US$6.9 million
•	Dry stack expansion:	US$1.8 million
•	Equipment and infrastructure:	US$1.8 million
•	Infill drilling:	US$0.9 million

Caylloma Mine, Peru

At the Caylloma Mine, the operation plans to process 530,000 tonnes averaging 74 g/t Ag, 2.87% Pb, and 4.30% Zn. Capital investments are estimated at US$21.7 million, including US$15.2 million for sustaining capital expenditures and US$4.7 million for Brownfields exploration programs.

Major sustaining capital investment projects include:

•	Mine development and infill drilling:	US$5.9 million
•	Tailings dam expansion:	US$4.7 million
•	Electric system upgrade:	US$1.9 million
•	Infrastructure:	US$1.5 million

Lindero Mine, Argentina

At the Lindero Mine, the operation plans to place on the leach pad 6.3 million tonnes of ore averaging 1.08 g/t Au, containing an estimated 218,000 ounces of gold. Capital investments are estimated at US$20.8 million, including US$20.5 million for sustaining capital expenditures and US$0.3 million for Brownfields exploration programs.

Gold production is planned to ramp-up throughout the year to reach the annual guidance range of between 140,000 to 160,000 ounces with approximately two thirds of annual production anticipated to be achieved in the second half of 2021.

The ramp up phase of the HPGR, agglomeration, and stacking system is proceeding according to schedule, and the operation expects to integrate the entire comminution and conveyor belt system and reach design capacity by the end of the first quarter of 2021. Throughout this period, some coarse ore will continue to be placed on the heap leach pad by truck as the operation transitions to the stacking system.

By the end of the first quarter of 2021, the operation also expects the SART plant to achieve design capacity which will reduce soluble copper in the pregnant solution, resulting in more efficient cyanide consumption and gold recovery at the ADR plant.

The operation expects to complete construction of the planned phase one expansion of the heap leach pad by the second quarter of 2021, which will provide sufficient leaching area until 2024.

Sustaining Capital

Major sustaining capital investment projects include:

•	Heap leach pad completion (years 1 – 3):	US$7.0 million
•	ADR plant expansion:	US$5.0 million
•	Maintenance and energy:	US$4.0 million

The Company has decided to bring forward the expansion of the ADR plant from year four in the life of mine plan, due to higher projected gold production of 24,000 ounces for the initial three years compared to the original feasibility study. The expansion of the ADR will provide greater gold adsorption capacity and efficient recovery of the additional ounces.

The major components of sustaining capital, including the expansions of the ADR plant and heap leach pad, representing between 70% and 80% of the annual budget are expected to be executed in the first half of 2021.

Cost Guidance

Annual cash cost per ounce of gold for 2021 is projected between US$365 and US$430 and AISC is projected between US$730 and US$860 per ounce of gold. For the first half of the year, AISC is projected between US$1,130 and US$1,335 due to the ramp-up in gold production and sustaining capital expenditure execution in the first semester and to range between US$525 and US$615 per ounce of gold in the second half of 2021.

Projected AISC for 2021 is approximately US$200 per ounce of gold higher than was projected in our news releases dated February 20, 2020 and May 8, 2020. The main drivers of the increase, which are partially offset by reduced cost in key consumables of approximately US$25 per ounce of gold, are listed below:

•	Sustaining capital expenditures: Expansion of the ADR plant and the heap leach pad represents approximately US$80 per ounce of gold.
•	Export duty and mining royalty: Higher gold price assumptions represent US$20 per ounce, and a higher export duty rate of eight percent of sales, compared to five percent in the prior guidance, represents US$40 per ounce of gold
•	Production cost: A ten percent increase in unit costs per tonne represents approximately US$40 per ounce of gold. The main drivers of the increase are related to COVID-19 expenses of US$2.1 million, various indirect costs of approximately US$1.8 million, and higher planned maintenance contractor services at the processing plant in 2021 of US$1.2 million.

Brownfields Exploration Outlook

The Company is expanding its exploration budget and initiatives in 2021 as the capital-intensive phase of Lindero has ended. Fortuna´s consolidated Brownfields exploration budget for 2021 for all three mines totals US$15.9 million, which includes 53,800 meters of diamond drilling and 2,170 meters of underground development. Consolidated Brownfields exploration expenses in 2020 were US$4.6 million.

San Jose Mine, Mexico

The Brownfields exploration program budget for 2021 at the San Jose Mine is US$10.9 million, which includes 33,800 meters of diamond drilling and 1,770 meters of underground development for drilling access, platforms, and services. Underground exploration drilling will focus on the shallow and deep north and south extensions of the Trinidad vein system and the sub-parallel Victoria mineralized zone, while surface drilling will test two new targets to the south and north of the mine.

Caylloma Mine, Peru

The Brownfields exploration program budget for 2021 at the Caylloma Mine is US$4.7 million, which includes 19,000 meters of diamond drilling and 500 meters of underground development for drilling access, platforms, and services. Surface and underground drilling will focus on the extensions of two ore shoots along the Animas vein, the possible extension of mineral resources along the San Cristobal silver vein located to the north of the mine and one new grassroots target located to the south of the mine.

Lindero Mine, Argentina

The Brownfields exploration program budget for 2021 at the Lindero Mine is US$320,000, which includes 1,000 meters of drilling on the Arizaro target located 3.5 kilometers to the southeast of the mine. The drilling will test for additional mineralization that could potentially contribute to Lindero’s future production.

Greenfields Exploration Outlook

Active reconnaissance exploration programs on acquired projects and evaluations of possible acquisitions in Mexico, Argentina, and select other jurisdictions will continue throughout 2021. Allocated budget for greenfield exploration activities in 2021 is US$5.0 million.

Quality Assurance & Quality Control

Grade control estimates are based on blast hole chip samples submitted to Lindero’s on-site laboratory for preparation and assaying for gold, using fire assay with an atomic absorption finish. The QA-QC program includes the blind insertion of certified reference standards and assay blanks at a frequency of approximately 1 per 20 normal samples as well as the submission of duplicate samples for verification of sampling and assay precision levels by an ISO 9001:2000 certified umpire laboratory. ALS Global Laboratory in Mendoza, Argentina prepared the samples for assaying and then forwarded the samples to ALS Global Laboratory in Lima, Peru for assay by standard fire assay methods.

Qualified Person

Amri Sinuhaji is the Technical Services Director – Mine Planning for the Company and is a Professional Engineer registered with the Association of Professional Engineers and Geoscientists of the Province of British Columbia (#48305) and a Qualified Person as defined by National Instrument 43-101- Standards of Disclosure for Mineral Projects. Mr. Sinuhaji has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with operations in Peru, Mexico and Argentina. Sustainability is integral to all our operations and relationships. We produce silver and gold and generate shared value over the long-term for our shareholders and stakeholders through efficient production, environmental protection and social responsibility. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | T (Peru): +51.1.616.6060, ext. 0

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s anticipated performance in 2021; estimated production forecasts and sales for 2021; estimated production costs and all-in sustaining cash costs for 2021; estimated capital expenditures in 2021; estimated Brownfields and Greenfields expenditures in 2021; the success of the Company’s exploration activities at its mines and development projects; the timing of the implementation and completion of sustaining capital investment projects at the Company’s mines; the duration and impacts of COVID-19 on the Company’s production, workforce, business, operations and financial condition; metal price estimates, estimated metal grades in 2021; the estimated amount of ore to be placed on the leach pad at the Lindero Mine in 2021, the grade of gold and the amount of gold estimated to be contained therein; the timing of the commencement of steady state production at the Lindero Mine; the timing of the expansion of the ADR plant at the Lindero Mine; the expansion of the heap leach pad at the Lindero Mine; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; production costs; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; the impact of the COVID-19 pandemic on the Company’s mining operations and construction activities; the duration and impacts of COVID-19 on the Company’s production, workforce, business, operations and financial condition, and the risks relating to a global pandemic, which unless contained could cause a slowdown in global economic growth; uncertainties related to the impacts of COVID-19 which may include: changing market conditions, changing restrictions on the mining industry in the countries in which the Company operates, the ability to operate as a result of government imposed restrictions, including restrictions on travel, the transportation of concentrates and doré, access to refineries, the impact of additional waves of the pandemic or increases of incidents of COVID-19 in the countries in which we operate; the duration of any suspension of operations at the Company’s mines as a result of COVID-19 which may affect production and the Company’ business operations and financial condition; changes in prices for gold, silver and other metals; changes in the prices of key supplies; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production and cost estimates; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; fluctuations in currencies and exchange rates; the imposition of capital control in countries in which the Company operates; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that the reconciliation of mineral reserves at the Lindero Mine remains consistent with the mineral reserve model; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability and other operating or technical difficulties); the duration and impacts of COVID-19 on the Company’s production, workforce, business, operations and financial condition, and the risks relating to a global pandemic, which unless contained could cause a slowdown in global economic growth; government mandates in Peru, Mexico and Argentina with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations; government and the Company’s attempts to reduce the spread of COVID-19 which may affect may aspects of the Company’s operations, including transportation of personnel to and from site, contractor and supplier availability and the ability to sell or deliver concentrate and doré; the expected trends in mineral prices and currency exchange rates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained for the Company’s business and operations; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Non-GAAP Financial Measures

This news release also refers to non-GAAP financial measures, such as all-in sustaining cash cost and cash cost per tonne of processed ore. These measures do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards (IFRS) and therefore, amounts presented may not be comparable to similar data presented by other mining companies.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Equivalent U.S. reporting requirements are currently governed by the United States Securities and Exchange Commission ("SEC") Industry Guide 7 (“Industry Guide 7”) under the U.S. Securities Act of 1933, as amended. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC currently in effect under Industry Guide 7, and reserve and resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies. In particular, the term "resource" does not equate to the term "reserves". Under the SEC's disclosure standards currently in effect under Industry Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. While the SEC recognizes the reporting of mineral deposits which do not meet the Industry Standard Guide 7 definition of “reserve” as of February 25, 2019, the effective adoption of the Modernization of Property Disclosures for Mining Registrants, such rules are not required to be compiled with until the first fiscal year beginning on or after January 1, 2021. As a result, the SEC's disclosure standards currently in effect normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. You are cautioned not to assume that resources will ever be converted into reserves. You should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. You should also not assume that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. You are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC's disclosure standards currently in effect under Industry Guide 7 normally only permit issuers to report mineralization that does not constitute "reserves" by such standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC's disclosure standards currently in effect under Industry Guide 7, and reserves reported in compliance with NI 43-101 may not qualify as "reserves" under such SEC standards. Accordingly, information concerning mineral deposits set forth in this news release may not be comparable with information made public by companies that report in accordance with U.S. standards.